CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

CWB Reports Record Quarterly Earnings
Net income growth of 37%
5% second quarter loan growth
Dividend of $0.12 per share declared

Edmonton, June 1, 2006 – Canadian Western Bank (CWB on TSX) today announced record quarterly net income and total revenues in its 72nd consecutive profitable quarter, a period spanning 18 years. Second quarter net income of $16.7 million increased 37% over the same quarter last year while diluted earnings per share of $0.52 were up 33%. Total loans increased 5% in the quarter and 24% in the past year, pushing total assets to $6.5 billion. Year-to-date, net income of $33.1 million was up 36% over the same period last year while diluted earnings per share were up 33%.

The Board of Directors today declared a quarterly dividend of $0.12 per common share, payable on July 6, 2006 to shareholders of record on June 15, 2006. This is consistent with the previous quarterly dividend and represents an increase of 20% over the quarterly dividend declared in June 2005.

Second Quarter Highlights:
(three months ended April 30, 2006 compared with three months ended April 30, 2005 unless otherwise noted)

- Record quarterly net income of $16.7 million, up 37%.
- Diluted earnings per share for the quarter of $0.52, up 33%.
- Record total revenues (teb[1]) of $53.0 million, up 20%.
- Return on equity of 14.3%, an increase of 260 basis points.
- Efficiency ratio (teb) of 47.1%, an improvement of 320 basis points.
- Loan growth of 5% in the second quarter and 24% in the last 12 months.
- Lower cost demand and notice deposits of $1.5 billion, up 31%.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

"The Bank's history of growth and strong financial performance continued in the second quarter," said Larry Pollock, President and CEO. "Net income in the quarter exceeded our very strong first quarter earnings. This performance is quite an achievement as the second quarter has three fewer interest-earning days," added Mr. Pollock.

Total loans increased 5% in the quarter and 12% in the last six months, meeting the Bank's target for the full year. "We continue to see very high levels of business activity and strong credit quality within all lending sectors and across all four western provinces, further supporting our strategic choice of markets and locations," said Mr. Pollock.

Both operating segments posted strong results in the second quarter during which income from banking and trust operations increased 39% to reach record levels for the fourth consecutive quarter. Insurance earnings of $1.6 million were up 25% on continued positive underwriting performance and increased investment income.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2006	January 31 2006	April 30 2005	Change from April 30 2005	For the six months ended April 30 2006	April 30 2005	Change from April 30 2005
Results of Operations							
Net interest income (teb - see below)	$ 40,058	$ 39,714	$ 33,306	20 %	$ 79,772	$ 65,948	21 %
Less teb adjustment	973	872	883	10	1,845	1,683	10
Net interest income per financial statements	39,085	38,842	32,423	21	77,927	64,265	21
Other income	12,953	12,596	10,819	20	25,549	21,430	19
Total revenues (teb)	53,011	52,310	44,125	20	105,321	87,378	21
Total revenues	52,038	51,438	43,242	20	103,476	85,695	21
Net income	16,667	16,438	12,149	37	33,105	24,365	36
Return on common shareholders' equity	14.3 %	14.0 %	11.7 %	260 bp[1]	14.2 %	11.9 %	230 bp
Return on average total assets	1.10	1.11	0.96	14	1.10	0.97	13
Earnings per common share							
Basic	$ 0.54	$ 0.54	$ 0.40	35 %	$ 1.08	$ 0.82	32 %
Diluted	0.52	0.52	0.39	33	1.05	0.79	33
Efficiency ratio (teb)	47.1 %	46.5 %	50.3 %	(320) bp	46.8 %	49.8 %	(300) bp
Efficiency ratio	47.9	47.3	51.3	(340)	47.6	50.8	(320)
Net interest margin (teb)	2.64	2.68	2.64	-	2.66	2.62	4
Net interest margin	2.57	2.63	2.57	-	2.60	2.55	5
Provision for credit losses as a percentage of average loans	0.20	0.22	0.25	(5)	0.21	0.25	(4)
Per Common Share							
Cash dividends	$ 0.12	$ 0.12	$ 0.09	33 %	$ 0.24	$ 0.18	33 %
Book value	15.79	15.39	14.17	11	15.79	14.17	11
Closing market value	42.49	37.25	27.31	56	42.49	27.31	56
Common shares outstanding (thousands)	30,764	30,662	30,534	1	30,764	30,534	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	$ 6,475,759	$ 6,021,477	$ 5,260,424	23 %			
Loans	5,144,055	4,913,000	4,156,519	24			
Deposits	5,562,606	5,155,717	4,522,077	23			
Subordinated debentures	198,126	*198,126*	*128,126*	55			
Shareholders' equity	485,691	471,806	432,797	12			
Assets under administration	3,105,873	2,972,357	2,374,664	31			
Capital Adequacy							
Tangible common equity to risk-weighted assets	8.9 %	9.1 %	10.1 %	(120) bp			
Tier 1 ratio	8.9	9.1	10.1	(120)			
Total ratio	12.7	13.0	13.2	(50)			

[1] bp - Basis point change.

Taxable Equivalent Basis (teb)
Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

Message to Shareholders

Your Bank is pleased to report very strong results for the second quarter of 2006, highlighted by 5% loan growth and new records for quarterly net income and total revenues (teb). The period was also Canadian Western Bank's 72nd consecutive profitable quarter, a period spanning 18 years.

Second quarter net income and diluted earnings per share were up 37% and 33% respectively over the same quarter last year. On a year-to-date basis, net income increased 36% while diluted earnings per share were up 33%. These results reflect the ongoing success of our focused business plan as well as the current strong economic conditions in Western Canada. The Bank's assets now total $6.5 billion, with growth of $1.2 billion or 23% coming in the last 12 months.

Disclosure Procedures

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and approved by the Board of Directors of Canadian Western Bank (CWB), on the Audit Committee's recommendation, consistent with our practice in prior quarters.

Share Price Performance

CWB shares ended the second quarter at $42.49, up from $27.31 one year ago. Including reinvested dividends, return to shareholders was 56% over this period which compares very favorably to the 22% return on the S&P/TSX Financials Index over the same timeframe.

Dividends

At their meeting on June 1, 2006, CWB's Board of Directors declared a quarterly dividend of $0.12 per common share, payable on July 6, 2006 to shareholders of record on June 15, 2006. This is consistent with the previous quarterly dividend and represents an increase of 20% over the quarterly dividend declared in June 2005.

Loan Growth

Loans increased 5% in the second quarter reflecting continued high volumes of economic activity in Western Canada and CWB's growing market share. Geographically, the bulk of our growth continues to come from Alberta and British Columbia where CWB has the greatest presence and where economic conditions are the strongest. Our growth has been balanced among real estate, general commercial, industrial and personal lending classifications. Year-to-date, total loans increased 12%, meeting our target for fiscal 2006 in only six months. In the last 12 months, total loans have grown 24%.

At April 30, 2006, sub-prime mortgage balances totaled $152 million, an increase of $33 million during the quarter and $72 million year-to-date. Through six months we have nearly met our annual goal of doubling outstanding balances in this business.

Net Interest Margin

The Bank's net interest margin (teb) was 2.64% in the quarter, down slightly from the prior quarter and consistent with the same quarter last year, as prosperous economic conditions across Western Canada are leading to increased competition and tighter pricing on loans in general. We have generally been successful in maintaining margins due to reductions in funding costs achieved through growth in internally raised low cost deposits. At the end of the second quarter, 66% of all deposits were internally generated through our branch system and Canadian Western Trust, as compared to 64% one year ago. Within these deposits, the lower cost demand and notice component now comprises 27% of total deposits, up from 25% a year ago. While these are relatively small shifts, they have a significant impact on the Bank's margin and earnings.

Credit Quality

Credit quality continues to be very strong and stable as reflected in unusually low levels of gross impaired loans. Positive economic conditions in Western Canada coupled with a continued disciplined credit approach have allowed us to reduce our provisions as a percentage of average loans while still building our general allowance for losses. Provisions for credit losses were 20 basis points of average loans in the second quarter.

Trust Services

Both our Trust Services businesses, Canadian Western Trust Company and Valiant Trust Company, continued to perform very well in the second quarter. Trust fee revenues of $2.7 million were up 45% over the same quarter last year. Valiant Trust's revenues were particularly strong in the quarter, benefiting from larger trust account balances due to increased business volumes as well as higher interest rates on those balances. Total trust assets under administration continued to grow and totaled $3.1 billion at quarter end, up 31% from a year ago.

Insurance

Earnings from our insurance subsidiary, Canadian Direct Insurance Incorporated, were $1.6 million in the second quarter, up 25% from the same quarter last year. While CWB acquired this company only two years ago, Canadian Direct has just celebrated its 10th anniversary. In this time, the company has attracted more than 150,000 policyholders and established a reputation for outstanding customer service. We continue to be very satisfied with the ongoing performance and stability of Canadian Direct and are looking at opportunities for further growth within this pillar of the financial services industry.

Outlook

Canadian Western Bank's success has always been built on the solid execution of a proven business plan based upon offering western Canadian customers a high-service, local alternative to larger national financial institutions. With continued focus on this strategy and the very positive outlook for the economy of Western Canada, we remain optimistic about the prospects for our banking, trust and insurance businesses during the remainder of fiscal 2006 and beyond. Our challenge going forward will be to ensure we have the people, processes and infrastructure to successfully manage this growth and enhance our businesses.

We look forward to reporting our third quarter results on September 7, 2006.

Q2 Results Conference Call

CWB's second quarter results conference call is scheduled for Thursday, June 1, 2006 at 2:30 p.m. ET (12:30 p.m. MT). The Bank's executives will comment on the second quarter results and respond to questions from analysts and institutional investors.

You may access the call on a listen-only basis by dialing 416-644-3424 or toll-free 1-800-814-3911. The call will also be broadcast live on the Bank's website, www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until June 16, 2006 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21176304#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 31 branch locations and is the only publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of $6.5 billion and assets under administration of $3.1 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of 'CWB'. For more information see the Bank's website at www.cwbank.com.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: matt.colpitts@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2006, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2005, which are available on SEDAR at www.sedar.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2005 remain substantially unchanged.

Overview

Canadian Western Bank (CWB or the Bank) recorded net income of $16.7 million in the second quarter, an increase of 37% ($4.5 million) over the same quarter last year. These record earnings marked the Bank's 72nd consecutive quarter of profitability, an 18-year period. The consolidated results included record banking and trust segment earnings of $15.1 million and a $1.6 million contribution from Canadian Direct Insurance Incorporated (Canadian Direct).

Total revenues on a tax equivalent basis (teb – see definition following Financial Highlights table) increased 20% over the second quarter last year with record net interest income and other income. Net interest income (teb) increased 20% year-over-year, benefiting from 24% loan growth and 31% growth in lower cost deposits. Other income, which includes net revenues from insurance operations, increased 19% over the same period.

Second quarter net income increased 1% ($229,000) from the first quarter as a result of a 6% increase in average interest-earning assets offset by the impact of three fewer days in the second quarter. Net interest income (teb) per day, a measure that excludes this impact, increased 4% over the previous quarter and 20% over the second quarter last year to $450,000. Net income was $33.1 million year-to-date, up 36% over the same period last year.

Diluted earnings per share of $0.52 ($0.54 basic) in the second quarter were up 33% from $0.39 ($0.40 basic) one year ago. Return on equity improved to 14.3% in the quarter from 11.7% in the same quarter last year and return on assets was 1.10% compared to 0.96% one year ago.

Year-to-date diluted earnings per share were $1.05 ($1.08 basic), up 33% from $0.79 ($0.82 basic) in the same period last year. Return on equity of 14.2% and return on assets of 1.10% year-to-date compare positively to 11.9% and 0.97% respectively in the prior year period.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were a record $53.0 million in the quarter, up 20% ($8.9 million) over the second quarter last year and 1% ($701,000) over the longer first quarter. Year-to-date, total revenues (teb) were $105.3 million, up 21% ($17.9 million) over the first six months of fiscal 2005.

Net Interest Income (teb)

Net interest income (teb) totaled $40.1 million in the quarter, an increase of 20% ($6.8 million) over one year ago. This increase reflects 21% growth in average interest-earning assets and a stable net interest margin (teb) of 2.64%. On a year-to-date basis, net interest income (teb) of $79.8 million increased 21% ($13.8 million) over one year ago. Net interest margin (teb) was 2.66% compared to 2.62% in the prior year period with the increase primarily due to improved deposit mix, partially offset by higher debenture interest costs.

In comparison to the first quarter, net interest income increased 1% ($344,000) as a result of a 6% increase in average interest earning assets offset by a reduction in net interest margin (teb) to 2.64% from 2.68% and the impact of three fewer days. The decline in margin was primarily due to a reduction in amortized loan fees and recoveries.

Note 8 to the unaudited interim financial statements summarizes the Bank's interest rate risk position as at April 30, 2006. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position as at April 30, 2006, it is estimated that a one percentage point increase in all interest rates would increase net interest income by approximately 1.0%. This compares to January 31, 2006,

when a one percentage point increase in all interest rates would have caused an increase in net interest income of approximately 0.3%.

Other Income

Other income for the second quarter of $13.0 million was up 20% ($2.1 million) over the same quarter last year. The increase primarily reflects growth in credit related fees ($1.1 million) and trust fees ($833,000). Year-to-date, other income was $25.5 million, an increase of 19% ($4.1 million), reflecting strong growth in credit fees, trust fees and net insurance revenues.

In comparison to the previous quarter, other income increased 3% ($357,000) due primarily to higher net insurance revenues ($205,000) and trust fees ($151,000) partially offset by the impact of three fewer days in the second quarter.

At April 30, 2006, unrealized losses in the securities portfolio totaled $4.1 million compared to $1.9 million at the end of the first quarter and $12,000 one year ago. Changes in unrealized losses over the previous quarter and the past year primarily reflect changes in interest rates and the yield curve. Investments within the security portfolio are not held for trading purposes and are typically held until maturity.

Credit Quality

Credit quality remained strong with the second quarter provision for credit losses at 20 basis points of average loans, compared to 22 basis points in the previous quarter and 25 basis points one year ago.

At the end of the second quarter, gross impaired loans totaled $11.4 million, compared to $12.9 million at the end of the first quarter and $21.8 million one year ago. The decline from the previous quarter was due to the successful resolution of problem accounts as well as fewer new impaired loans in the current strong credit environment. Over the last two years, gross impaired loans have remained at historically low levels. The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's range of acceptable levels as loans become impaired and are subsequently resolved. Overall, the quality of the loan portfolio is expected to remain strong.

The Bank's total allowance for credit losses (general and specific) represented 409% of gross impaired loans at April 30, 2006, compared to 346% at the end of the previous quarter and 201% one year ago. The general allowance was 82 basis points of risk-weighted loans at April 30, 2006, compared to 80 basis points at the end of the first quarter and 84 basis points one year ago.

Non-interest Expenses

Non-interest expenses of $24.9 million in the second quarter increased 12% ($2.8 million) over the same quarter in 2005. This increase was the result of additional costs associated with increased staffing levels due to business growth, annual salary adjustments, increased variable compensation and non-cash stock-based compensation, new and expanded premises, and various other initiatives. In comparison to the previous quarter, non-interest expenses increased 2% ($603,000). Year-to-date, non-interest expenses of $49.3 million increased 13% ($5.8 million) over the comparative prior year period reflecting the items noted above.

CWB's industry leading efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues was 47.1% in the quarter, compared to 46.5% in the previous quarter and 50.3% in the same quarter last year. The increase in the efficiency ratio from the previous quarter reflects the impact of three fewer days in the second quarter. Year-to-date, the efficiency ratio (teb) was 46.8%, an improvement of 300 basis points from one year ago.

Income Taxes

The income tax rate (teb) was 35.0% for the first six months of 2006, compared to 37.2% one year ago, while the tax rate before the teb adjustment for the same period was 32.6% compared to 34.3% in the prior year. These lower rates reflect reduced provincial income tax rates in all four western provinces. Looking forward, overall tax rates will also benefit from announced reductions in federal income tax rates beginning in 2008.

Balance Sheet

At April 30, 2006 total assets were $6,476 million, an increase of 8% ($454 million) in the second quarter and 23% ($1,215 million) in the last year.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,193 million at the end of the second quarter, compared to $974 million at January 31, 2006 and $977 million one year ago.

Loans

Total loans were $5,144 million at April 30, 2006, an increase of 5% ($231 million) in the quarter and 24% ($988 million) in the past year. The quarterly growth was evenly distributed geographically, between Alberta ($117 million) and British Columbia ($107 million) and across real estate, industrial, general commercial and personal lending sectors. New loan deal flow remains healthy and at the midway point of the fiscal year, the Bank has already achieved its 17th consecutive year of double-digit loan growth, with year-to-date growth of 12%.

Deposits

At April 30, 2006, deposits raised through the Bank's branch network and Canadian Western Trust Company (CWT) totaled $3,695 million, an increase of 7% ($241 million) in the quarter and 28% ($812 million) in the last twelve months. The lower cost demand and notice component increased 14% ($180 million) in the quarter and 31% ($355 million) in the past year. A portion of the year-over-year growth in total branch deposits reflects larger commercial and wholesale balances, which can be subject to greater fluctuation.

Branch deposits comprised 66% of total deposits at the end of the second quarter, compared to 67% at the end of the first quarter and 64% at April 30, 2005. Lower cost demand and notice deposits were 27% of total deposits at April 30, 2006, compared to 25% at both the end of the previous quarter and one year ago. Improvements in deposit mix generally reduce funding costs and contribute to the stability of the net interest margin.

At the end of the second quarter, total deposits, which also include deposits raised through an agent network and corporate wholesale balances, were $5,563 million, an increase of 8% ($407 million) in the quarter and 23% ($1,041 million) in the last twelve months.

Other Assets and Other Liabilities

Other assets were $138 million at April 30, 2006, compared with $135 million at January 31, 2006 and $127 million a year ago. Other liabilities of $229 million compared to $196 million at the end of the previous quarter and $177 million one year ago.

Off-Balance Sheet

Off-balance sheet assets include trust assets under administration, which totaled $3,106 million at April 30, 2006 compared to $2,972 million at the end of the first quarter and $2,375 million one year ago. Other off-balance sheet assets relate to standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to manage sensitivity to interest rate changes. Additional information on off-balance sheet assets is provided in the audited consolidated financial statements for the year ended October 31, 2005 filed on SEDAR at www.sedar.com.

Capital Management

CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 12.7% at the end of the second quarter, compared to 13.0% at the end of the first quarter and 13.2% one year ago. The Tier 1 ratio was 8.9% at April 30, 2006, compared to 9.1% at the end of the previous quarter and 10.1% one year ago. The decreases in the total and Tier 1 capital ratios reflect significant asset growth. The Bank's Tier 1 capital is of the highest quality, comprised entirely of shareholders' equity, net of goodwill. The Bank remains well capitalized relative to regulatory requirements and additional capital will be sought, as required, to support future growth.

At April 30, 2006, book value per common share was $15.79, compared to $15.39 at January 31, 2006 and $14.17 one year ago.

On April 6, 2006, common shareholders received a quarterly cash dividend of $0.12 per common share. Subsequent to quarter end, the Board of Directors declared a quarterly dividend of $0.12 per share payable on July 6, 2006 to shareholders of record on June 15, 2006. This represents an increase of 20% over the dividend declared in June 2005.

Accounting Policies and Critical Accounting Estimates

The notes to the Bank's October 31, 2005 audited consolidated financial statements outline our significant accounting policies. There were no new significant accounting policies adopted in the first two quarters for purposes of presenting the Bank's financial statements under Canadian generally accepted accounting principles.

Included on pages 40 and 41 of the Bank's 2005 Annual Report is a discussion of certain accounting policies considered particularly important as they require management to make significant estimates or judgments, some of which may relate to matters that are inherently uncertain.

Updated Share Information

As at May 26, 2006 there were 30,778,878 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 2,203,570 common shares (2,727,144 authorized) for maximum proceeds of $45.1 million.

Summary of Quarterly Financial Information

	2006		2005				2004	
($ thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues (teb)	$ 53,011	$ 52,310	$ 48,954	$ 49,549	$ 44,125	$ 43,253	$ 41,127	$ 41,499
Total revenues	52,038	51,438	47,618	48,593	43,242	42,453	39,814	40,569
Net income	16,667	16,438	14,814	15,212	12,149	12,216	12,787	11,675
Earnings per common share								
Basic	0.54	0.54	0.48	0.50	0.40	0.42	0.47	0.43
Diluted	0.52	0.52	0.47	0.49	0.39	0.40	0.43	0.40
Total assets ($ millions)	6,476	6,021	5,705	5,424	5,260	5,105	4,919	4,767

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2005 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance.

Banking and Trust

The operations of the banking and trust segment include commercial and retail banking services as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, CWT and Valiant Trust Company.

The banking and trust segment generated net income of $15.1 million in the second quarter, an increase of 39% ($4.2 million) over the same quarter last year. With these earnings, this segment posted record net income for the fourth consecutive quarter. Total revenues (teb) grew 21% ($8.5 million) over the second quarter last year reflecting a 21% increase in average loans, a stable net interest margin, as well as strong growth in credit related and trust fees. Non-interest expenses increased 13% ($2.7 million) year-over-year reflecting additional costs associated with increased staffing levels due to business growth, annual salary adjustments, increased variable compensation and non-cash stock-based compensation, new and expanded premises and various other initiatives. With growth in revenues exceeding expense growth, the efficiency ratio improved 330 basis points to 47.2%.

In comparison to the first quarter, segment earnings increased 1% ($163,000) reflecting 6% growth in average loans and strong growth in trust fees offset by the impact of three fewer days in the second quarter. Banking and trust segment net interest income per day, which excludes the impact of the three fewer days, was $441,000 in the second quarter, an increase of 4% over the previous quarter.

Year-to-date, segment net income of $30.1 million increased 36% ($8.0 million) over the prior year period reflecting 19% growth in average loans, 23% growth in other income and an increased net interest margin. Year-over-year, the efficiency ratio (teb) improved 300 basis points to 46.9%.

	For the three months ended			Change from	For the six months ended		Change from
($ thousands)	April 30 2006	January 31 2006	April 30 2005	April 30 2005	April 30 2006	April 30 2005	April 30 2005
Net Interest income (teb)	$ 39,260	$ 38,947	$ 32,803	20 %	$ 78,207	$ 64,897	21 %
Other income	9,389	9,061	7,363	28	18,450	14,950	23
Total revenues (teb)	48,649	48,008	40,166	21	96,657	79,847	21
Provision for credit losses	2,550	2,550	2,550	-	5,100	5,100	-
Non-interest expenses	22,982	22,372	20,300	13	45,354	39,810	14
Provision for income taxes (teb)	8,008	8,140	6,418	25	16,148	12,903	25
Net income	$ 15,109	$ 14,946	$ 10,898	39 %	$ 30,055	$ 22,034	36 %
Efficiency ratio (teb)	47.2%	46.6%	50.5%	(330) bp	46.9%	49.9%	(300) bp
Net interest margin (teb)	2.65	2.70	2.66	(1)	2.67	2.64	3
Average loans (millions)	$ 4,993	$ 4,718	$ 4,110	21 %	$ 4,856	$ 4,058	20 %
Average assets (millions)	6,086	5,730	5,051	20	5,908	4,965	19

bp – basis point.

teb – taxable equivalent basis, see definition following Financial Highlights table.

Insurance

The insurance segment consists of the operations of CWB's wholly owned subsidiary Canadian Direct Insurance, which provides home and automobile insurance directly to individuals in British Columbia and Alberta.

Canadian Direct generated net income of $1.6 million in the second quarter, an increase of 25% ($307,000) over the same quarter last year. This increase reflects increased investment income and additional net insurance revenues from growth in the number of policies outstanding and a reduction in the use of quota share reinsurance. The second quarter claims loss ratio was 64%, up from 61% in the same quarter last year reflecting a slight increase in the frequency and severity of home insurance claims. The expense ratio was 27% in the second quarter, an improvement from 29% one year ago.

Compared to the previous quarter, net income increased 4% reflecting additional net revenues from an improved claims experience, partially offset by increased policy acquisition costs and the impact of three fewer premium-earning days in the second quarter. Year-to-date, Canadian Direct's net income of $3.1 million has increased 31% ($719,000) over the first six months of 2005.

($ thousands)	For the three months ended April 30 2006	January 31 2006	April 30 2005	Change from April 30 2005	For the six months ended April 30 2006	April 30 2005	Change from April 30 2005
Net interest income (teb)	$ 798	$ 767	$ 503	59 %	$ 1,565	$ 1,051	49 %
Other income (net)							
Net earned premiums	19,138	19,741	15,693	22	38,879	30,524	27
Commissions and processing fees	1,159	1,079	1,694	(32)	2,238	3,325	(33)
Net claims and adjustment expenses	(12,173)	(13,380)	(9,622)	27	(25,553)	(19,643)	30
Policy acquisition costs	(4,519)	(4,040)	(4,342)	4	(8,559)	(7,796)	10
Insurance revenue (net)	3,605	3,400	3,423	5	7,005	6,410	9
(Losses) gains on sale of securities	(41)	135	33	nm	94	70	34
Total revenues (net) (teb)	4,362	4,302	3,959	10	8,664	7,531	15
Non-interest expenses	1,960	1,967	1,873	5	3,927	3,689	6
Provision for income taxes (teb)	844	843	835	1	1,687	1,511	12
Net income	$ 1,558	$ 1,492	$ 1,251	25 %	$ 3,050	$ 2,331	31 %
Policies outstanding	153,660	150,770	142,920	8 %	153,660	142,920	8 %
Gross written premiums	$ 25,023	$ 19,742	$ 24,365	3	$ 44,765	$ 42,289	6
Claims loss ratio(1)	64 %	68 %	61 %	300 bp	66 %	64 %	200 bp
Expense ratio(2)	27	25	29	(200)	26	27	(100)
Combined ratio(3)	91	93	90	100	92	91	100
Alberta auto insurance risk sharing pools impact on net income before tax	$ (100)	$ (263)	$ (66)	52 %	$ (363)	$ 38	nm
Average cash and securities (millions)	80	80	64	25	80	63	27 %
Average total assets (millions)	140	140	120	17	140	120	17

bp – basis point.
teb – taxable equivalent basis, see definition following Financial Highlights table.
nm – not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2006 Targets

The performance targets established for the 2006 fiscal year are presented in the table below together with CWB's actual performance to date.

	2006 Target	**2006 YTD Performance [1]**
Net income growth	18% or greater	**36%**
Total revenue (teb) growth	15%	**21%**
Loan growth	12%	**24%**
Provision for credit losses as a percentage of average loans	0.22% or less	**0.21%**
Efficiency ratio (teb)	48% or less	**46.8%**
Return on equity	13% or greater	**14.2%**
Return on assets	1.05%	**1.10%**

[1] 2006 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

Through the first six months of 2006, CWB is exceeding all annual performance targets and surpassing key targets for income, revenue and loan growth by considerable margins. Total loans have increased by 12% in just six months, meeting the growth target for the entire year. With this growth already on the books, we are optimistic that we will meet or exceed all annual performance targets. While new loan deal flow remains healthy and the current economic conditions should continue to fuel growth, the strong economy also leads to increased competition, tighter loan pricing and greater liquidity in the market.

We continue to be pleased with the progression in the Bank's return on equity (ROE). Our progress has been possible due to the strong performance of all lines of business. Going forward, we will look to further improve ROE through continued diversification into higher margin or less capital intensive businesses and by funding asset growth, to the extent possible, through non-dilutive forms of capital.

This management's discussion and analysis is dated as of June 1, 2006.

Taxable Equivalent Basis (teb)
Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

Canadian Banking Industry
Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (BMO Financial Group, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements
From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2006	 January 31 2006	 April 30 2005	Change from April 30 2005	For the six months ended April 30 2006	 April 30 2005	Change from April 30 2005
Interest Income							
Loans	$ 76,436	$ 72,119	$ 58,762	30 %	$ 148,555	$ 118,244	26 %
Securities	6,920	6,337	5,450	27	13,257	10,071	32
Deposits with regulated financial institutions	2,386	2,055	955	150	4,441	2,225	100
	85,742	80,511	65,167	32	166,253	130,540	27
Interest Expense							
Deposits	43,859	38,994	30,921	42	82,853	62,535	32
Subordinated debentures	2,798	2,675	1,823	53	5,473	3,740	46
	46,657	41,669	32,744	42	88,326	66,275	33
Net Interest Income	39,085	38,842	32,423	21	77,927	64,265	21
Provision for Credit Losses	2,550	2,550	2,550	0	5,100	5,100	0
Net Interest Income after Provision for Credit Losses	36,535	36,292	29,873	22	72,827	59,165	23
Other Income							
Credit related	4,595	4,564	3,516	31	9,159	7,148	28
Insurance, net (Note 2)	3,605	3,400	3,423	5	7,005	6,410	9
Trust services	2,685	2,534	1,852	45	5,219	3,888	34
Retail services	1,517	1,544	1,389	9	3,061	2,827	8
Gains on sale of securities	44	105	271	(84)	149	316	(53)
Foreign exchange gains and other	507	449	368	38	956	841	14
	12,953	12,596	10,819	20	25,549	21,430	19
Net Interest and Other Income	49,488	48,888	40,692	22	98,376	80,595	22
Non-interest Expenses							
Salaries and employee benefits	15,880	15,456	13,411	18	31,336	26,362	19
Premises and equipment	4,326	4,167	4,141	4	8,493	8,116	5
Other expenses	4,278	4,247	4,066	5	8,525	7,933	7
Provincial capital taxes	458	469	555	(17)	927	1,088	(15)
	24,942	24,339	22,173	12	49,281	43,499	13
Net Income Before Provision For Income Taxes	24,546	24,549	18,519	33	49,095	37,096	32
Provision for Income Taxes	7,879	8,111	6,370	24	15,990	12,731	26
Net Income	$ 16,667	$ 16,438	$ 12,149	37 %	$ 33,105	$ 24,365	36 %
Weighted average common shares outstanding	30,710,389	30,626,025	30,416,230	1 %	30,667,508	29,806,080	3 %
Earnings per Common Share							
Basic	$ 0.54	$ 0.54	$ 0.40	35 %	$ 1.08	$ 0.82	32 %
Diluted [1]	0.52	0.52	0.39	33	1.05	0.79	33

[1] Due to rounding, the year-to-date diluted EPS for 2006 does not equal the sum of the first two quarters.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at April 30 2006	As at January 31 2006	As at October 31 2005	As at April 30 2005	Change from April 30 2005
Assets						
Cash Resources						
Cash		$ 3,020	$ 3,222	$ 2,759	$ 5,755	(48)%
Deposits with regulated financial institutions		324,800	253,166	228,441	157,062	107
Cheques and other items in transit		9,623	3,098	4,954	-	100
		337,443	259,486	236,154	162,817	107
Securities						
Issued or guaranteed by Canada		382,542	327,061	327,744	414,320	(8)
Issued or guaranteed by a province or municipality		112,277	105,688	139,235	177,655	(37)
Other securities		318,166	281,394	235,927	221,744	43
		812,985	714,143	702,906	813,719	0
Securities Purchased Under Resale Agreements		42,908	-	36,940	-	nm
Loans						
Residential mortgages		1,120,121	1,042,613	944,122	781,969	43
Other loans		4,070,515	3,915,057	3,688,661	3,418,358	19
		5,190,636	4,957,670	4,632,783	4,200,327	24
Allowance for credit losses	(Note 3)	(46,581)	(44,670)	(42,520)	(43,808)	6
		5,144,055	4,913,000	4,590,263	4,156,519	24
Other						
Land, buildings and equipment		21,171	20,845	19,575	18,000	18
Goodwill		6,933	6,933	6,933	6,933	0
Intangible assets		3,495	3,630	3,766	4,037	(13)
Insurance related		54,127	53,020	56,955	50,499	7
Other assets		52,642	50,420	51,536	47,900	10
		138,368	134,848	138,765	127,369	9
Total Assets		$ 6,475,759	$ 6,021,477	$ 5,705,028	$ 5,260,424	23 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		$ 334,765	$ 301,144	$ 271,121	$ 224,511	49 %
Payable after notice		1,150,485	1,004,240	1,015,867	906,055	27
Payable on a fixed date		4,077,356	3,850,333	3,626,319	3,391,511	20
		5,562,606	5,155,717	4,913,307	4,522,077	23
Other						
Cheques and other items in transit		44,610	24,635	19,990	15,473	188
Insurance related		106,046	100,916	108,152	95,510	11
Other liabilities		78,680	70,277	77,463	66,441	18
		229,336	195,828	205,605	177,424	29
Subordinated Debentures						
Conventional	(Note 4)	198,126	198,126	128,126	128,126	55
Shareholders' Equity						
Capital stock		213,982	213,606	213,098	212,730	1
Contributed surplus		3,884	3,354	2,810	1,893	105
Retained earnings		267,825	254,846	242,082	218,174	23
		485,691	471,806	457,990	432,797	12
Total Liabilities and Shareholders' Equity		$ 6,475,759	$ 6,021,477	$ 5,705,028	$ 5,260,424	23 %

nm – not meaningful.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the six months ended April 30 2006	April 30 2005
Capital Stock		
Balance at beginning of period	$ 213,098	$ 167,125
Issued on exercise of employee stock options	768	3,131
Transferred from contributed surplus on exercise or exchange of options	116	-
Issued on debenture conversions	-	42,474
Balance at end of period	213,982	212,730
Contributed Surplus		
Balance at beginning of period	2,810	1,159
Amortization of fair value of employee stock options	1,190	734
Transferred to capital stock on exercise or exchange of options	(116)	-
Balance at end of period	3,884	1,893
Retained Earnings		
Balance at beginning of period	242,082	199,305
Net income	33,105	24,365
Dividends	(7,362)	(5,455)
Share issue costs, net of income taxes (2005 - $166)	-	(301)
Interest forgone on conversion by debenture holders, net of income taxes (2005 - $140)	-	260
Balance at end of period	267,825	218,174
Total Shareholders' Equity	$ 485,691	$ 432,797

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended April 30 2006	April 30 2005	For the six months ended April 30 2006	April 30 2005
Cash Flows from Operating Activities				
Net income	$ 16,667	$ 12,149	$ 33,105	$ 24,365
Adjustments to determine net cash flows				
Provision for credit losses	2,550	2,550	5,100	5,100
Depreciation and amortization	1,303	1,366	2,585	2,701
Future income taxes, net	(754)	(1,054)	(818)	(2,147)
Gain on sale of securities, net	(44)	(271)	(149)	(316)
Accrued interest receivable and payable, net	2,222	(5,749)	7,368	(1,945)
Current income taxes payable, net	451	3,502	(11,653)	9,584
Other items, net	8,501	20,944	7,854	15,517
	30,896	33,437	43,392	52,859
Cash Flows from Financing Activities				
Deposits, net	406,889	129,856	649,299	254,289
Debentures issued	-	-	70,000	60,000
Common shares issued	325	1,051	768	3,131
Dividends	(3,688)	(2,742)	(7,362)	(5,455)
	403,526	128,165	712,705	311,965
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net	(58,259)	98,682	(86,701)	50,044
Securities, purchased	(457,360)	(510,825)	(989,688)	(787,231)
Securities, sale proceeds	116,707	211,475	471,956	242,626
Securities, matured	242,219	113,611	407,073	271,041
Securities purchased under resale agreements, net	(42,908)	-	(5,968)	74,966
Loans, net	(233,605)	(65,647)	(558,892)	(231,505)
Land, buildings and equipment	(1,493)	(790)	(3,909)	(1,930)
	(434,699)	(153,494)	(766,129)	(381,989)
Change in Cash and Cash Equivalents	(277)	8,108	(10,032)	(17,165)
Cash and Cash Equivalents at Beginning of Period	(6,165)	(5,487)	3,590	19,786
Cash and Cash Equivalents at End of Period *	$ (5,442)	$ 2,621	$ (6,442)	$ 2,621
* Represented by:				
Cash resources per consolidated balance sheet	337,443	$ 162,817	337,443	$ 162,817
Interest bearing deposits with regulated financial institutions	(299,275)	(144,723)	(299,275)	(144,723)
Cheques and other items in transit (included in Other Liabilities)	(44,610)	(15,473)	(44,610)	(15,473)
Cash and Cash Equivalents at End of Period	$ (6,442)	$ 2,621	$ (6,442)	$ 2,621
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	$ 43,361	$ 36,995	$ 78,735	$ 66,338
Amount of income taxes paid in the period	8,181	3,461	28,460	5,294

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2005. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005 as set out on pages 45 to 70 of the Bank's 2005 Annual Report.

2. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims, adjustment and policy acquisition expenses.

	For the three months ended			For the six months ended	
	April 30 2006	January 31 2006	April 30 2005	**April 30 2006**	April 30 2005
Net earned premiums	**$ 19,138**	$ 19,741	$ 15,693	**$ 38,879**	$ 30,524
Commissions and processing fees	**1,159**	1,079	1,694	**2,238**	3,325
Net claims and adjustment expenses	**(12,173)**	(13,380)	(9,622)	**(25,553)**	(19,643)
Policy acquisition costs	**(4,519)**	(4,040)	(4,342)	**(8,559)**	(7,796)
Insurance income, net	**$ 3,605**	$ 3,400	$ 3,423	**$ 7,005**	$ 6,410

3. Allowance for Credit Losses

	For the three months ended			*For the six months ended*	
	April 30 2006	January 31 2006	April 30 2005	**April 30 2006**	April 30 2005
Balance at beginning of period	**$ 44,670**	$ 42,520	$ 41,555	**$ 42,520**	$ 39,320
Provision for credit losses	**2,550**	2,550	2,550	**5,100**	5,100
Write-offs	**(673)**	(424)	(441)	**(1,097)**	(774)
Recoveries	**34**	24	144	**58**	162
Balance at end of period	**$ 46,581**	$ 44,670	$ 43,808	**$ 46,581**	$ 43,808

	As at April 30 2006	As at January 31 2006	As at April 30 2005
Specific allowance	**$ 5,728**	$ 6,829	$ 10,872
General allowance	**40,853**	37,841	32,936
Total allowance	**$ 46,581**	$ 44,670	$ 43,808

4. Subordinated Debentures

On November 21, 2005, the Bank issued $70,000 of conventional subordinated debentures with a fixed interest rate of 5.426% until November 21, 2010. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points until maturity on November 21, 2015. The Bank may redeem the debentures on or after November 22, 2010 with the approval of OSFI.

5. Capital Stock and Employee Stock Options

Capital Stock

	For the three months ended			
	April 30, 2006		April 30, 2005	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**30,661,553**	**$ 213,606**	30,317,098	$ 211,679
Issued on exercise or exchange of options	**102,445**	**325**	216,787	1,051
Transferred from contributed surplus on exercise or exchange of options	**-**	**51**	-	-
Issued on conversion of debentures	**-**	**-**	-	-
Outstanding at end of period	**30,763,998**	**$ 213,982**	30,533,885	$ 212,730

	For the six months ended			
	April 30, 2006		April 30, 2005	
	Number of shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**30,613,634**	**$ 213,098**	27,330,260	$ 167,125
Issued on exercise or exchange of options	**150,364**	**768**	418,481	3,131
Transferred from contributed surplus on exercise or exchange of options	**-**	**116**	-	-
Issued on conversion of debentures	**-**	**-**	2,785,144	42,474
Outstanding at end of period	**30,763,998**	**$ 213,982**	30,533,885	$ 212,730

Employee Stock Options

	For the three months ended			
	April 30 2006		April 30, 2005	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**2,353,872**	**$ 19.86**	2,319,776	$ 15.34
Granted	**6,500**	**39.33**	-	-
Exercised or exchanged	**(131,052)**	**11.50**	(321,284)	11.97
Forfeited	**(5,750)**	**22.86**	(3,000)	20.11
Balance at end of period	**2,223,570**	**$ 20.41**	1,995,492	$ 15.88

	For the six months ended			
	April 30, 2006		April 30, 2005	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**2,390,012**	**$ 19.56**	2,521,470	$ 14.93
Granted	**30,500**	**35.91**	10,000	22.80
Exercised or exchanged	**(184,192)**	**11.66**	(522,978)	11.34
Forfeited	**(12,750)**	**23.78**	(13,000)	18.78
Balance at end of period	**2,223,570**	**$ 20.41**	1,995,492	$ 15.88
Exercisable at end of period	**444,170**	**$ 10.78**	528,922	$ 10.15

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 184,192 options (2005 - 522,978) exercised or exchanged in the six months ended April 30, 2006, option holders exchanged the rights to 122,492 options (2005 - 236,784) and received 88,664 shares (2005 - 132,287) in return under the cashless settlement alternative.

In the six months ended April 30, 2006, salary expense of $1,190 (2005 - $734) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.0% (2005 - 3.6%), (ii) expected option life of 4.0 years (2005 - 3.9 years), (iii) expected volatility of 19% (2005 - 18%), and (iv) expected dividends of 1.3% (2005 - 1.6%). The weighted average fair value of options granted was estimated at $6.70 (2005 - $3.67) per share.

During the second quarter, 750,000 additional options (including 390,750 granted in the fourth quarter of 2005) received shareholder and Toronto Stock Exchange approval.

6. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2005 (see page 63 of the 2005 Annual Report) and include:

	As at April 30 2006	As at January 31 2006	As at April 30 2005
Guarantees and standby letters of credit			
Balance outstanding	**$ 136,550**	$ 130,941	$ 102,548
Business credit cards			
Total approved limit	**5,855**	5,374	3,321
Balance outstanding	**1,208**	1,181	749

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

7. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at April 30 2006	As at January 31 2006	As at April 30 2005
Trust assets under administration	**$ 3,105,873**	$ 2,972,357	$ 2,374,664

8. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including off-balance sheet items, is discussed in Note 23 of the audited consolidated financial statements for the year ended October 31, 2005 (see page 65 of the 2005 Annual Report). The following table shows the gap position for selected time intervals.

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to Five Years	Over 5 Years	Non-Interest Sensitive	Total
April 30, 2006								
Total assets	**$ 2,914**	**$ 396**	**$ 1,295**	**$ 4,605**	**$ 2,261**	**$ 179**	**$ 141**	**$ 7,186**
Total liabilities and equity	**3,033**	**337**	**1,299**	**4,669**	**1,846**	**10**	**661**	**7,186**
Interest rate sensitive gap	**$ (119)**	**$ 59**	**$ (4)**	**$ (64)**	**$ 415**	**$ 169**	**$ (520)**	**$ -**
Cumulative gap	**$ (119)**	**$ (60)**	**$ (64)**	**$ (64)**	**$ 351**	**$ 520**	**$ -**	**$ -**
Cumulative gap as a percentage of total assets	**(1.7%)**	**(0.8%)**	**(0.9%)**	**(0.9%)**	**4.9%**	**7.2%**	**0.0%**	**0.0%**
January 31, 2006								
Cumulative gap	$ 4	$ (244)	$ (111)	$ (111)	$ 359	$ 495	$ -	$ -
Cumulative gap as a percentage of total assets	0.0%	(3.6%)	(1.7%)	(1.7%)	5.3%	7.4%	0.0%	0.0%
April 30, 2005								
Cumulative gap	$ (327)	$ (372)	$ (117)	$ (117)	$ 354	$ 455	$ -	$ -
Cumulative gap as a Percentage of total assets	(5.3%)	(6.1%)	(1.9%)	(1.9%)	5.8%	7.4%	0.0%	0.0%

9. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services primarily to personal clients and small to medium-sized commercial business clients in western Canada. The insurance segment provides home and automobile insurance direct to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	April 30 2006	January 31 2006	April 30 2005	**April 30 2006**	January 31 2006	April 30 2005
Net interest income (teb)[1]	**$ 39,260**	$ 38,947	$ 32,803	**$ 798**	$ 767	$ 503
Less teb adjustment	**914**	837	883	**59**	35	-
Net interest income per financial statements	**38,346**	38,110	31,920	**739**	732	503
Other income[2]	**9,389**	9,061	7,363	**3,564**	3,535	3,456
Total revenues	**47,735**	47,171	39,283	**4,303**	4,267	3,959
Provision for credit losses	**2,550**	2,550	2,550	**-**	-	-
Non-interest expenses	**22,982**	22,372	20,300	**1,960**	1,967	1,873
Provision for income taxes	**7,094**	7,303	5,535	**785**	808	835
Net income	**$ 15,109**	$ 14,946	$ 10,898	**$ 1,558**	$ 1,492	$ 1,251
Average total assets ($ millions)[3]	**$ 6,086**	$ 5,730	$ 5,051	**$ 140**	$ 140	$ 120

	Total		
	Three months ended		
	April 30 2006	January 31 2006	April 30 2005
Net interest income (teb)[1]	**$ 40,058**	$ 39,714	$ 33,306
Less teb adjustment	**973**	872	883
Net interest income per financial statements	**39,085**	38,842	32,423
Other income[2]	**12,953**	12,596	10,819
Total revenues	**52,038**	51,438	43,242
Provision for credit losses	**2,550**	2,550	2,550
Non-interest expenses	**24,942**	24,339	22,173
Provision for income taxes	**7,879**	8,111	6,370
Net income	**$ 16,667**	$ 16,438	$ 12,149
Average total assets ($ millions)[3]	**$ 6,226**	$ 5,870	$ 5,171

	Banking and Trust		Insurance		Total	
	Six months ended		Six months ended		Six months ended	
	April 30 2006	April 30 2005	**April 30 2006**	April 30 2005	**April 30 2006**	April 30 2005
Net interest income (teb)[1]	**$ 78,207**	$ 64,897	**$ 1,565**	$ 1,051	**$ 79,772**	$ 65,948
Less teb adjustment	**1,751**	1,683	**94**	-	**1,845**	1,683
Net interest income per financial statements	**76,456**	63,214	**1,471**	1,051	**77,927**	64,265
Other income[2]	**18,450**	14,950	**7,099**	6,480	**25,549**	21,430
Total revenues	**94,906**	78,164	**8,570**	7,531	**103,476**	85,695
Provision for credit losses	**5,100**	5,100	**-**	-	**5,100**	5,100
Non-interest expenses	**45,354**	39,810	**3,927**	3,689	**49,281**	43,499
Provision for income taxes	**14,397**	11,220	**1,593**	1,511	**15,990**	12,731
Net income	**$ 30,005**	$ 22,034	**$ 3,050**	$ 2,331	**$ 33,105**	$ 24,365
Average total assets ($ millions)[3]	**$ 5,908**	$ 4,965	**$ 140**	$ 120	**$ 6,048**	$ 5,085

(1) Taxable Equivalent Basis (teb) – Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

10. Future Accounting Changes

Financial Instruments

The Canadian Institute of Chartered Accountants has issued three new accounting standards: *Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Inccme,* which are effective for the Bank as of November 1, 2006. As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to Shareholders' Equity and certain unrealized gains or losses will be reported in other comprehensive income until realization. The impact of these new standards cn the Bank's financial statements is not yet determinable as it will be dependant on the Bank's outstanding positions and their fair values at the time of implementation.

11. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Investor Relations
For further financial information contact:
Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com.

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters
Please contact either:

Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, June 1, 2006 at 2:30 p.m. ET. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until June 15, 2006 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21176304#.